Mail Stop 4561

September 23, 2008

Ms. Donna Lehmann
Treasurer
BH/RE, L.L.C.
3667 Las Vegas Boulevard South
Las Vegas, NV 89109

      Re: BH/RE, L.L.C.
            Form 10-K for the year ended December 31, 2007
            File No. 0-50689

Dear Ms. Lehmann:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief